UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D208

(CUSIP Number)

Michael Torok

68 Mazzeo Drive

Randolph, Massachusetts 02368

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Tel: (713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 14888D208
1.	Names of Reporting Persons JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,550,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,550,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

2

CUSIP No. 14888D208
1.	Names of Reporting Persons The Heidi S. Shippell-Heiland 2008 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

3

CUSIP No. 14888D208
1.	Names of Reporting Persons Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,505,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,505,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%*
14.	Type of Reporting Person (See Instructions) IN

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer. This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 611 Gateway Blvd., Suite 710, South San Francisco, California 94080.

Item 2.  Identity and Background.

(a)  This statement is filed by:

(i)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(iii)	Michael Torok (“Mr. Torok”), with respect to the shares Common Stock directly and beneficially owned by him and as the Manager of JEC II and Trustee of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The principal business address of each of JEC II, the Trust and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.

(c)  The principal business of JEC II is investing in securities. The principal business of the Trust is investing in securities. The principal occupation of Mr. Torok is serving as the Manager of JEC II and the Trustee of the Trust.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Torok is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,550,000 shares of Common Stock owned directly by JEC II is approximately $2,010,204, including brokerage commissions.

The shares of Common Stock purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 250,000 shares of Common Stock owned directly by the Trust is approximately $335,240, including brokerage commissions.

The shares of Common Stock directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 705,000 shares of Common Stock directly owned by Mr. Torok is approximately $935,112, including brokerage commissions.

5

Item 4.   Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

On February 17, 2022, the Issuer announced that it had retained Perella Weinberg Partners as a financial advisor to assist the Issuer in exploring strategic alternatives. In its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, the Issuer reported that it had completed a further reduction of its workforce during March of 2022 after which the Issuer had only five full-time employees remaining. On May 23, 2022, the Issuer announced that it had sold its portfolio of protease medicines that regulate complement for $60 million in cash. On May 24, 2022, the Issuer filed pro forma financial statements indicating a cash balance of $86.817 million, equivalent to $2.76 per share.

The Reporting Persons have engaged with, and intend to continue to engage with, members of the Issuer’s management team regarding the return of cash to shareholders. The Reporting Persons believe the Issuer should (a) immediately return not less than $2.15 per share in cash to all shareholders and (b) publicly announce a commitment to return all additional excess cash to shareholders immediately upon completion of its previously announced and ongoing strategic review process and in connection with a dissolution and liquidation of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management or the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board of directors structure (including board of directors composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 31,477,053 shares of Common Stock outstanding as of April 29, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

I.	JEC II

a.	As of the date hereof, JEC II beneficially owns 1,550,000 shares of Common Stock, which are owned directly.

Percentage: Approximately 4.9%

b.	1. Sole power to vote or direct vote: 1,550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,550,000
4. Shared power to dispose or direct the disposition: 0

6

II.	The Trust

a.	As of the date hereof, The Trust beneficially owns 250,000 shares of Common Stock, which are owned directly.

Percentage: Approximately 0.8%

b.	1. Sole power to vote or direct vote: 250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,000
4. Shared power to dispose or direct the disposition: 0

III.	Mr. Torok

a.	As of the date hereof, Mr. Torok beneficially owns 2,505,000 shares of Common Stock, of which 705,000 shares are owned directly. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 1,550,000 shares owned by JEC II and (iii) 250,000 shares owned by the Trust.

Percentage: Approximately 8.0%

b.	1. Sole power to vote or direct vote: 2,505,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,505,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,505,000 shares of Common Stock owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

c.	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market unless otherwise noted therein.

d.	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 21, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

99.1            Joint Filing Agreement, dated June 21, 2022.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

JEC II Associates, LLC

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Manager

The Heidi S. Shippell-Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Trustee

/s/ Michael Torok
Michael Torok

SHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/Sold	Price ($)	Date of Purchase/Sale
JEC II ASSOCIATES, LLC

Purchase of Common Stock	812,000	1.29	6/7/2022
Purchase of Common Stock	31,642	1.31	6/8/2022
Purchase of Common Stock	122,358	1.31	6/9/2022
Purchase of Common Stock	88,275	1.32	6/10/2022
Purchase of Common Stock	359,625	1.29	6/13/2022
Purchase of Common Stock	136,100	1.31	6/14/2022

THE HEIDI S. SHIPPELL-HEILAND 2008 IRREVOCABLE TRUST

Purchase of Common Stock	245,060	1.34	6/16/2022
Purchase of Common Stock	4,940	1.38	6/17/2022

MICHAEL TOROK

Purchase of Common Stock	40,000	1.19	6/7/2022
Purchase of Common Stock	100,000	1.32	6/10/2022
Purchase of Common Stock	125,000	1.30	6/13/2022
Purchase of Common Stock	25,000	1.35	6/15/2022
Purchase of Common Stock	415,000	1.35	6/16/2022